Exhibit 21.1

Dogwood Therapeutics, Inc. Subsidiaries

Subsidiary	Jurisdiction
IWT Bio Inc.	Canada
Pharmagesic (Holdings) Inc.	Canada
Wex Medical Corporation	Canada
Wex Medical Limited	Hong Kong
Wex Pharmaceuticals Inc.	Canada